

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2023

Zhengjun Tao
Chief Executive Officer
Haoxin Holdings Limited
Room 329-1, 329-2, No.1 Xingye Yi Road
Ningbo Free Trade Zone
Ningbo, Zhejiang Province 315807
People's Republic of China

> **Re: Haoxin Holdings Limited**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed June 6, 2023**
> **File No. 333-269681**

Dear Zhengjun Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed June 6, 2023

Dilution, page 61

1. In the Dilution table on page 61, please explain your reason for changing the consideration amount contributed by the existing shareholders from the previously reported $2,957,300 to the current $1,200, although you indicated in your response to prior comment 5 that the entire $2,957,300 additional paid in capital amount was contributed in cash. Please revise as appropriate.

<u>Signatures, page II-3</u>

2.   Please revise to clarify the signature of your authorized representative in the United States. In that regard, it appears that Colleen De Vries is signing on behalf of another company, but such company has not been identified in the signature block.

<u>Exhibits</u>

3.   We note that the legal opinion and consent filed as Exhibit 99.2 is dated February 10, 2023, and states that such Opinion is issued solely based on the Documents PRC counsel had received from the Company and the PRC Subsidiaries as of the date of the Opinion. We further note that statements attributable to counsel regarding subsequent developments have been added to your prospectus disclosure since such time. Please file an updated opinion and consent from counsel.

     You may contact Joseph Klinko, Staff Accountant, at 202-551-3824 or Lily Dang, Staff Accountant, at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: William S. Rosenstadt